STATEMENT OF INVESTMENTS

Dreyfus Institutional Money Market Fund, Government Securities Series
March 31, 2006 (Unaudited)

U.S. Treasury Bills--29.8%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
5/4/06			
(cost $9,959,850)	4.43	10,000,000	**9,959,850**
Repurchase Agreements--70.5%			
ABN AMRO Bank N.V.			
dated 3/31/2006, due 4/3/2006 in the amount of			
$3,301,238 (fully collateralized by $3,433,000 U.S.			
Treasury Bills, due 8/31/2006, value $3,366,571)	4.50	3,300,000	3,300,000
Banc of America Securities LLC			
dated 3/31/2006, due 4/3/2006 in the amount of			
$3,301,232 (fully collateralized by $3,403,000 U.S.			
Treasury Notes, 3.375%, due 2/28/2007, value			
$3,366,803)	4.48	3,300,000	3,300,000
Barclays Financial LLC			
dated 3/31/2006, due 4/3/2006 in the amount of			
$3,747,414 (fully collateralized by $3,934,186 U.S.			
Treasury Strips, due 11/15/2006, value $3,820,921)	4.53	3,746,000	3,746,000
Bear Stearns Cos. Inc.			
dated 3/31/2006, due 4/3/2006 in the amount of			
$3,301,224 (fully collateralized by $3,380,000 U.S.			
Treasury Bills, due 6/22/2006, value			
$3,345,186)	4.45	3,300,000	3,300,000
CIBC World Markets PLC			
dated 3/31/2006, due 4/3/2006 in the amount of			
$3,301,224 (fully collateralized by $3,326,000 U.S.			
Treasury Notes, 2.50%, due 5/31/2006, value			
$3,335,645)	4.45	3,300,000	3,300,000
Morgan Stanley			
dated 3/31/2006, due 4/3/2006 in the amount of			
$3,301,229 (fully collateralized by $7,533,000 U.S.			
Treasury Strips, due 2/15/2022, value $3,366,121)	4.47	3,300,000	3,300,000
UBS Securities LLC			
dated 3/31/2006, due 4/3/2006 in the amount of			
$3,301,224 (fully collateralized by $3,439,000 U.S.			
Treasury Bills, 4.60%, due 9/7/2006, value $3,368,692)	4.45	3,300,000	3,300,000
Total Repurchase Agreements			
(cost $23,546,000)			**23,546,000**
Total Investments (cost $33,505,850)		**100.3%**	**33,505,850**
Liabilities, Less Cash and Receivables		**(.3%)**	**(98,548)**
Net Assets		**100.0%**	**33,407,302**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual

and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Institutional Money Market Fund, Money Market Series
March 31, 2006 (Unaudited)

Negotiable Bank Certificate of Deposit--6.7%	Principal Amount ($)	Value ($)
Bank of America N.A.		
4.82%, 3/21/07	15,000,000 a	15,000,000
First Tennessee Bank N.A. Memphis		
4.90%, 6/28/06	15,000,000	15,000,000
Total Negotiable Bank Certificate of Deposit		
(cost $30,000,000)		**30,000,000**

Commercial Paper--76.4%		
Abbey National North America LLC		
4.57%, 4/4/06	15,000,000	14,994,331
Atlantis One Funding Corp.		
4.59%, 4/3/06	15,000,000 b	14,996,192
Barclays U.S. Funding Corp.		
4.48%, 4/5/06	15,000,000	14,992,617
BNP Paribas Finance Inc.		
4.85%, 4/3/06	15,000,000	14,995,958
Bryant Park Funding LLC		
4.66%, 4/24/06	15,000,000 b	14,955,725
CAFCO LLC		
4.48%, 4/4/06	15,000,000 b	14,994,463
Citigroup Global Markets Holdings Inc.		
4.48%, 4/5/06	20,000,000	19,990,156
Crown Point Capital Co. LLC		
4.71%, 5/17/06	10,000,000 b	9,940,583
Cullinan Finance Ltd.		
4.90%, 6/22/06	20,000,000 b	19,779,511
FCAR Owner Trust, Ser. II		
4.66%, 4/24/06	15,000,000	14,955,725
Fortis Funding LLC		
4.59%, 4/3/06	15,000,000 b	14,996,192
Gemini Securitization Corp., LLC		
4.66% - 4.71%, 4/24/06 - 5/17/06	17,000,000 b	16,919,922
HSBC Bank USA N.A.		
4.58%, 4/6/06	10,000,000	9,993,681
HSBC USA Inc.		
4.60%, 4/3/06	5,000,000	4,998,728
IXIS Corporate & Investment Bank		
4.70%, 5/17/06	15,000,000	14,910,971
K2 (USA) LLC		
4.93%, 6/28/06	15,000,000 b	14,821,433
Links Finance LLC		
4.90%, 6/21/06	15,000,000 b	14,836,650
Mane Funding Corp.		
4.92%, 6/26/06	20,000,000 b	19,767,800
PB Finance (Delaware) Inc.		
4.61%, 4/3/06	15,000,000	14,996,175
Premier Asset Collateralized Entity LLC		
4.90%, 6/22/06	10,000,000 b	9,889,756
Sheffield Receivables Corp.		
4.59%, 4/3/06	10,000,000 b	9,997,458
Sigma Finance Inc.		

4.71%, 5/15/06	15,000,000 b		14,914,750
Solitaire Funding Ltd.			
4.65%, 4/21/06	10,000,000 b		9,974,333
UBS Finance Delaware LLC			
4.83%, 4/3/06	15,000,000		14,995,975
Total Commercial Paper			
(cost $340,609,085)			**340,609,085**

Corporate Notes--13.5%

Harrier Finance Funding Ltd.			
4.83%, 4/1/06	20,000,000 a,b		20,000,000
Toyota Motor Credit Corp.			
4.81%, 8/8/06	20,000,000 a,b		20,000,000
Wells Fargo & Co.			
4.60%, 4/3/06	20,000,000 a		20,000,000
Total Corporate Notes			
(cost $60,000,000)			**60,000,000**

Time Deposits--3.7%

State Street Bank and Trust Co., Boston, MA (Grand Cayman)			
4.88%, 4/3/06			
(cost $16,496,000)	16,496,000		**16,496,000**

Total Investments (cost $447,105,085)	**100.3%**	447,105,085
Liabilities, Less Cash and Receivables	**(.3%)**	**(1,352,981)**
Net Assets	**100.0%**	**445,752,104**

a   Variable rate security-interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities amounted to $240,784,768 or 54.0% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.